UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________
FORM 11-K
_________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-08940
 ____________________________

Deferred Profit-Sharing Plan for Salaried Employees
(Full title of the plan)
ALTRIA GROUP, INC.
6601 West Broad Street
Richmond, Virginia 23230
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

Page (s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2013 and 2012	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	5
Notes to Financial Statements	6 - 16

Supplemental Schedules*
Schedule H - Line 4a - Schedule of Delinquent Participant Contributions	17
Schedule H - Line 4i - Schedule of Assets (Held at End of Year)	18

Signature	19

Exhibit
23. Consent of Independent Registered Public Accounting Firm
* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Altria Group Benefits Investment Committee, the Administrator and the Participants of the Deferred Profit-Sharing Plan for Salaried Employees:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Profit-Sharing Plan for Salaried Employees (the “Plan”) at December 31, 2013 and 2012 and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Delinquent Participant Contributions and Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PRICEWATERHOUSECOOPERS LLP
Richmond, Virginia
June 20, 2014

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

At December 31,	2013	2012
Investments at fair value:
Investment in Master Trust A	$2,088,486	$1,916,660
Investment in Master Trust B	1,540,622	1,427,767
Total investments	3,629,108	3,344,427

Receivables:
Employer’s contribution	48,530	48,057
Participants’ contributions	1,250	1,246
Notes receivable from participants	28,549	28,304
Total receivables	78,329	77,607

Net assets reflecting investments at fair value	3,707,437	3,422,034

Adjustment from fair value to contract value for Investment in Master Trust A relating to fully benefit-responsive investment contracts	(19,025)	(43,386)

Net assets available for benefits	$3,688,412	$3,378,648

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

For the year ended December 31,	2013
Additions to net assets attributed to:
Investment income:
Investment income from Master Trust A	$294,692
Investment income from Master Trust B	281,468
Total investment income	576,160

Interest income on notes receivable from participants	1,071

Contributions to the Plan:
By employer	53,418
By participants	44,037
Total contributions	97,455

Total additions	674,686

Deductions from net assets attributed to:
Withdrawals and distributions	(364,969)

Total deductions	(364,969)

Net increase prior to transfers	309,717

Transfer from the Hourly Plan	50
Transfer to the Hourly Plan	(3)

Net increase	309,764

Net assets available for benefits:
Beginning of year	3,378,648
End of year	$3,688,412

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following description of the Deferred Profit-Sharing Plan for Salaried Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan maintained for the benefit of eligible employees, as discussed below in Plan Participation, of Altria Group, Inc. and certain of its subsidiaries (individually, a “Participating Company”; collectively, the “Participating Companies”). The Plan is designed to provide eligible employees with an opportunity to share in the profits of Altria Group, Inc. and their Participating Company, to invest certain of their funds in a tax-advantaged manner and, for Match-Eligible Participants and SMWE Match-Eligible Participants (as such terms are defined below), to receive company match contributions if they make contributions to the Plan on a before-tax and/or after-tax basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Plan Administration
The administration of the Plan has generally been delegated to the Administrator, as defined in the Plan. The Altria Group Benefits Investment Committee (the “Investment Committee”) is the named fiduciary responsible for the operation and management of the investment options in the Plan, other than the investment options (the “Altria Stock Investment Option”, the “Mondelēz Stock Investment Option”, the “PMI Stock Investment Option” and the “KFG Stock Investment Option”; collectively, the “Common Stock Investment Options”) invested exclusively in the common stock of Altria Group, Inc. (“Altria Stock”), the Class A common stock of Mondelēz International, Inc. (“Mondelēz Stock”), the common stock of Philip Morris International Inc. (“PMI Stock”) and the common stock of Kraft Foods Group, Inc. (“KFG Stock”), respectively (collectively, the “Common Stocks”). Fiduciary Counselors Inc. (“Fiduciary Counselors”) is the named fiduciary with respect to the management of the investment of the Common Stock Investment Options. The Administrator, the Investment Committee and Fiduciary Counselors are hereinafter collectively referred to as the “Fiduciaries”.
Plan Participation
Eligibility for benefits under the Plan depends on an employee’s hire date and Participating Company affiliation, as follows:

•	“Non-Match-Eligible Participants” (eligible to make employee contributions and to receive a company contribution):

o	Salaried employees other than Match-Eligible Participants and SMWE Match-Eligible Participants, as defined below;

•	“Match-Eligible Participants” (eligible to make employee contributions and to receive a company contribution, a supplemental company contribution and company match contributions):

o	Salaried employees of UST LLC and certain of its affiliates and salaried employees of John Middleton Co., and

o	Salaried employees of all other Participating Companies (except SMWE Match-Eligible Participants) hired or rehired after a date specific to their employee group, as defined in the Plan document; and

•	“SMWE Match-Eligible Participants” (eligible to make employee contributions and to receive company match contributions):

o	Non-agricultural employees of Ste. Michelle Wine Estates Ltd. and its affiliates (“SMWE”) who are not represented by a collective bargaining unit.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Employee Contributions
Each eligible employee may make before-tax and after-tax contributions to the Plan as soon as administratively feasible after his or her date of hire.
No contribution is required from any participant under the Plan. However, employees hired or rehired after a date specific to their employee group are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their eligible compensation beginning with the first payroll period after the completion of 90 days of service. Employees who are automatically enrolled can elect not to make contributions or to contribute a different percentage of their eligible compensation.
The Internal Revenue Code of 1986, as amended (the “Code”), imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2013 and 2012, a participant’s before-tax contribution was limited to $17,500 and $17,000, respectively, with a Plan limitation of fifteen percent (15%) of eligible compensation on the total amount of before-tax and after-tax contributions. Effective July 1, 2014, the Plan limitation will change to thirty-five percent (35%) of eligible compensation.
Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Code. For 2013 and 2012, the catch-up contribution was limited to $5,500.
The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code.
Employer Contributions
Contributions by Participating Companies may consist of a company contribution, a supplemental company contribution and/or company match contributions as discussed below.
Contributions for highly compensated employees are subject to limitations imposed by the Code.
Company contribution – In general, the formula to compute the company contribution for participants, other than SMWE Match-Eligible Participants, who have completed twenty-four months of service (twelve months in the case of a Match-Eligible Participant) is as follows:

	Target adjusted diluted EPS growth rate *
If Altria Group, Inc.’s actual adjusted diluted EPS growth rate is:	Under the target range	Within the target range	Above the target range
Then the company contribution (expressed as a percentage of each eligible participant’s compensation) is:	8%	10%	12%
* Target adjusted diluted earnings per share (“EPS”) growth rate, as defined in the Plan, is announced by Altria Group, Inc., generally in late January of each year.
The company contribution and the supplemental company contribution, discussed below, to the Plan, together with the company contribution to the Deferred Profit-Sharing Plan for Hourly Employees (the “Hourly Plan”) must be made from Altria Group, Inc.’s Consolidated Earnings, as defined in the Plan document, and cannot exceed three percent (3%) of Altria Group, Inc.’s Consolidated Earnings.
The Plan provides, in the event of a Change of Control (as defined in the Plan document) of Altria Group, Inc., for a company contribution for the year in which the Change of Control occurs and for two years thereafter at least equal to the lesser of (a) the percentage of participants’ compensation that was contributed to the Plan by the Company for the year prior to the year in which the Change of Control occurs, or (b) ten percent (10%) of the participants’ applicable compensation.
Supplemental company contribution – A supplemental company contribution is made on behalf of Match-Eligible Participants equal to five percent (5%) of each such eligible participant’s compensation.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Company match contributions – Match-Eligible Participants who make before-tax and/or after-tax contributions for a payroll period after completing 90 days of service will receive company match contributions, dollar for dollar, up to the first three percent (3%) of eligible compensation that is contributed for a payroll period.
SMWE Match-Eligible Participants who make before-tax and/or after-tax contributions for a payroll period after completing one year of service will receive company match contributions of $0.50 for each dollar, up to the first six percent (6%) of eligible compensation that is contributed for a payroll period.
Participant Accounts
Each participant’s Plan accounts are credited with any employee and employer contributions and the allocated share of the investment activities for each investment option in which he or she participates. Allocations are based on participant Plan account balances, as defined in the Plan document.
Vesting
Each participant is at all times fully vested in the balance held in each of his or her Plan accounts.
Investment Options
Participants can direct all contributions among ten investment options and may change their investment elections at any time, subject to excessive trading policy restrictions and short-term redemption fees that may be applicable to certain of the investment options. If a participant has not provided an investment election, any contributions are invested in the Balanced Fund Investment Option, for which the underlying investment is a common/collective trust.
Effective after the close of business on October 1, 2012, Mondelēz International, Inc. (“Mondelēz”) spun-off the shares of Kraft Foods Group, Inc. owned by Mondelēz to its shareholders. Plan participants who were invested in the Mondelēz Stock Investment Option received one share of KFG Stock for every three shares of Mondelēz Stock held in the participant’s Plan account at the time of the spin-off. A separate KFG Stock Investment Option was established to hold the shares of KFG Stock received in connection with the spin-off.
The Mondelēz Stock Investment Option, the PMI Stock Investment Option and the KFG Stock Investment Option (individually and collectively, the “Non-Altria Stock Investment Option”) are “closed” to further investments so that participants are not permitted to purchase shares of Mondelēz Stock, PMI Stock and KFG Stock (individually and collectively, “Non-Altria Stock”) in the Plan or to perform an exchange into a Non-Altria Stock Investment Option from any other investment option.
Employee Stock Ownership Plan
The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who invests in the Altria Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Altria Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Altria Stock. Altria Stock dividends paid in cash directly to participants for the year ended December 31, 2013 were approximately $13 million. Altria Stock dividends payable in cash directly to participants as of December 31, 2013 and 2012 were approximately $4 million and $3 million, respectively.
Any cash dividends paid on Non-Altria Stock held in a Non-Altria Stock Investment Option cannot be reinvested in Non-Altria Stock, but instead will be invested according to the participant’s current investment elections. If the participant has not provided an investment election, cash dividends are invested in the Balanced Fund Investment Option. The participant does not have the right to elect to have dividends for Non-Altria Stock paid to them in cash.
Master Trusts
Certain assets of the Plan are co-invested with the assets of the Hourly Plan and the Savings Plan for Puerto Rico Employees, in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Master Trust (“Master Trust A”) for which State Street Bank and Trust Company (“State Street”) serves as the trustee. Certain assets of the Plan are co-invested with the assets of the Hourly Plan in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Trust for Altria Stock and Non-Altria Stock (“Master Trust B”) for which Fidelity Management Trust Company serves as the trustee.
Master Trust A and Master Trust B are hereinafter collectively referred to as the “Master Trusts”.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Withdrawals and Distributions
Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.
Participants may receive a distribution upon termination of employment, including retirement, in a lump sum, partial distributions, or installments.
Notes Receivable from Participants
Participants are permitted to borrow from their Plan accounts in accordance with the loan provisions and applicable interest rate as outlined in the Plan. Interest on participant loans is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of one-half of a participant’s account balance at the time of the loan request or $50,000, less the participant’s highest outstanding loan balance during the twelve-month period preceding the loan request. Loan repayment periods range from two to twenty-five years depending on the type of loan.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein in the financial statements and related disclosures. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan offers diversified investment options in investment securities, other than the Common Stock Investment Options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. The financial markets, both domestically and internationally, can experience significant volatility on a daily basis that affects the valuation of investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Substantially all of the assets of Master Trust B are invested in Common Stocks, each of which could be subject to significant market fluctuations.
Valuation of Investment in Master Trusts
The Plan’s investment in the Master Trusts and share of investment activities is based upon the total of the participants’ Plan accounts.
Valuation of the Master Trusts’ Investments and Income Recognition
The Master Trusts’ investment assets are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 – Fair Value Measurements for a detailed discussion of fair value measurements.
Investment transactions are accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis. In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.
The Statements of Net Assets Available for Benefits present the fair value of the investment in Master Trust A, as well as the adjustment of the investment from fair value to contract value relating to investment contracts, which have fully benefit-responsive features. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Withdrawals and Distributions
Withdrawals and distributions are recorded when paid.
Expenses
Investment management fees, fund manager administrative fees, brokerage commissions (excluding those for the Common Stocks held in Master Trust B) and other investment related expenses are part of the total operating expenses of an investment option, and are charged against the net asset value of the specific investment option and reduce investment return.
Plan administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and certain legal fees are paid by the Master Trusts and charged directly to participant accounts.
Individual participant transaction fees (including fees associated with the trading of Common Stocks) and short-term redemption fees for sales of an investment option within a specified period of time after purchase are paid by the Master Trusts and are charged solely to the accounts of the participant who initiated the transaction.

3.	Master Trust A Investments

At December 31, 2013 and 2012, the Plan’s interest in the net assets of Master Trust A was approximately 82% and 80%, respectively. The Plan’s interest in Master Trust A represents over 5% of the Plan’s net assets at December 31, 2013 and 2012.
At December 31, 2013 and 2012, the net assets of Master Trust A were as follows (in thousands of dollars):

	2013	2012
Investments at fair value:
Common/collective trusts	$1,235,799	$991,336
Investment contracts	898,645	964,286
Registered investment companies	225,465	197,921
Government securities	170,783	208,726
Other	28,754	48,866
Total investments	2,559,446	2,411,135

Receivables:
Interest and dividend income	2,543	2,887
Pending securities sold	18,270	—

Liabilities:
Securities purchased	(25,555)	(23,818)

Net assets at fair value	2,554,704	2,390,204

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(27,113)	(61,592)

Net assets	$2,527,591	$2,328,612

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Master Trust A investment activities for the year ended December 31, 2013 were as follows (in thousands of dollars):

Interest and dividends	$32,430
Net appreciation in common/collective trusts	278,299
Net appreciation in registered investment companies	27,833
Net depreciation in government securities	(4,458)
Investment income, net	$334,104
As discussed in Note 2 – Summary of Significant Accounting Policies – Valuation of Investment in Master Trusts, allocations of the investment activities are based on participant Plan account balances.
Investment contracts held in the Interest Income Fund Investment Option (a stable value investment option) may consist of traditional and/or synthetic guaranteed investment contracts (“GIC” or “GICs”) as determined by the investment manager for the Interest Income Fund.
A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party, which are backed by assets owned by the third party. The interest rates for traditional GICs are either agreed to in advance with the issuer or vary based on agreed formulas, but cannot be less than zero. Master Trust A had no traditional GICs as of December 31, 2013 or 2012.
A synthetic GIC provides for the preservation of principal at a specified rate of interest over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party, which are backed by underlying assets owned by Master Trust A. The wrapper contract provider guarantees, except in the case of the occurrence of certain events discussed below, that participant withdrawals are made at contract or book value.
The portfolio of assets, overall of investment grade quality, underlying the synthetic GICs includes fixed income securities such as mortgages, corporate bonds, and United States Treasury securities. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate, which is the rate earned by participants in the Interest Income Fund. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the underlying asset portfolio covered by the investment contract. The crediting rates for the synthetic GICs are calculated on a quarterly basis (or more frequently, if necessary) using the contract value, and the fair market value, yield and duration of the underlying securities, but cannot be less than zero. The contract value of the synthetic GICs was approximately $866 million and $882 million at December 31, 2013 and 2012, respectively.
The relationship of future crediting rates and the adjustment to contract value reported on the Statements of Net Assets Available for Benefits is provided through the mechanism of the crediting rate formula, as discussed above. Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, or the initiation of an extended termination (immunization) of one or more synthetic GIC contracts by the investment manager or the contract issuer.
The average yields for synthetic GICs were as follows:

	2013	2012
Average yield earned	1.35%	1.05%
Average yield earned adjusted to reflect actual interest credited to Interest Income Fund participants	2.20%	2.96%
There are certain events not initiated by Plan participants that could limit the ability of the Plan to transact at contract value with the issuer. Specific coverage provided by each synthetic GIC may be different for each issuer, and can be found in the individual synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decrease employee or employer contributions, the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from a stable value

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

option; or events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.
The Plan Fiduciaries do not believe that the occurrence of any such event that would limit the Plan’s ability to transact at contract value with participants is probable.
Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees, or any other payment due under the contract; or failure to adhere to investment guidelines.

4.	Master Trust B Investments
At December 31, 2013 and 2012, the Plan’s interest in the net assets of Master Trust B was approximately 70%. The Plan’s interest in Master Trust B represents over 5% of the Plan’s net assets at December 31, 2013 and 2012.
At December 31, 2013 and 2012, the net assets of Master Trust B were as follows (in thousands of dollars):

	2013	2012
Investments at fair value:
Common stocks:
Altria Stock	$1,293,540	$1,086,157
PMI Stock	742,903	810,518
Mondelēz Stock	94,173	75,596
KFG Stock	48,040	45,048
Cash and cash equivalents	14,803	17,641
Total investments	2,193,459	2,034,960

Receivable - dividend income	18,346	18,267

Net assets	$2,211,805	$2,053,227

Master Trust B investment activities for the year ended December 31, 2013 were as follows (in thousands of dollars):

Dividends on common stocks:
Altria Stock	$63,800
PMI Stock	32,033
Mondelēz Stock	1,449
KFG Stock	1,903
Net appreciation in common stocks:
Altria Stock	241,176
PMI Stock	36,691
Mondelēz Stock	27,870
KFG Stock	8,233
Investment income	$413,155

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

5.	Fair Value Measurements
Financial Accounting Standards Board (“FASB”) authoritative guidance provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Following is a description of the valuation methodologies used for investments measured at fair value.
Level 3 holdings and transactions are immaterial to the total Master Trusts’ investment assets at December 31, 2013 and 2012.
Common/Collective Trusts
Common/collective trusts consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. Master Trust A common/collective trust investments include equity index funds and a balanced fund, consisting of a mix of equities and fixed income securities, that are intended to mirror indices such as the Standard & Poor’s 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International (“MSCI”) All Countries World ex US Index, MSCI Europe, Australasia, and the Far East Index, and Barclays US Aggregate Bond Index. They are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets of each of the respective common/collective trusts. The underlying assets are valued based on the net asset value (“NAV”) as provided by the investment account manager. There are no restrictions on redemptions of these investments.
Investment Contracts
The underlying fixed income assets of the synthetic guaranteed investment contracts are valued at a price that is based on a compilation of primarily observable market information, such as broker quotes or NAV as provided by the investment account manager. In addition, matrix pricing, yield curves and indices are used when broker quotes are not available. These assets are classified in Level 2. There are no restrictions on redemption of the investments valued at NAV. Wrapper contracts are valued based on the replacement cost of the contract and are classified in Level 3.
Registered Investment Companies
Investments in mutual funds sponsored by a registered investment company are valued based on exchange listed prices.
Government Securities
Government securities consist of investments in U.S. Treasury securities with maturities of 3 to 5 years. Government securities are valued at a price that is based on a compilation of primarily observable market information, such as broker quotes. In addition, matrix pricing, yield curves and indices are used when broker quotes are not available.
Common Stocks
Common stocks are valued based on the price of the security as listed on an open active exchange on last trade date.
Cash & Cash Equivalents
Cash and cash equivalents are valued at cost that approximates fair value.
The methods described above are not necessarily indicative of net realizable value or reflective of future fair values, nor is categorization of a security in any particular valuation level necessarily an indication of the risk associated with an investment in

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

that security. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The fair values of the Master Trusts’ investment assets by asset category as of December 31, 2013 are as follows (in thousands of dollars):

Master Trust A	Level 1	Level 2	Level 3	Totals
Common/collective trusts:
U.S. equity index	$—	$874,070	$—	$874,070
International equity index		163,975		163,975
Balanced fund		197,754		197,754
Investment contracts:
U.S. Treasuries and inflation protected securities		373,982		373,982
Other		524,259	404	524,663
Registered investment companies	225,465			225,465
Government securities - U.S. Treasuries		170,783		170,783
Other	197	28,557		28,754

Sub-total Master Trust A	225,662	2,333,380	404	2,559,446

Master Trust B
Common stocks:
Altria Stock	1,293,540			1,293,540
PMI Stock	742,903			742,903
Mondelēz Stock	94,173			94,173
KFG Stock	48,040			48,040
Cash and cash equivalents	14,803			14,803

Sub-total Master Trust B	2,193,459	—	—	2,193,459

Total investment assets at fair value	$2,419,121	$2,333,380	$404	$4,752,905

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The fair values of the Master Trusts’ investment assets by asset category as of December 31, 2012 are as follows (in thousands of dollars):

Master Trust A	Level 1	Level 2	Level 3	Totals
Common/collective trusts:
U.S. equity index	$—	$687,267	$—	$687,267
International equity index		139,774		139,774
Balanced fund		164,295		164,295
Investment contracts:
U.S. Treasuries and inflation protected securities		312,155		312,155
Asset backed securities		221,887		221,887
Other		429,845	399	430,244
Registered investment companies	197,921			197,921
Government securities - U.S. Treasuries		208,726		208,726
Other		48,866		48,866

Sub-total Master Trust A	197,921	2,212,815	399	2,411,135

Master Trust B
Common stocks:
Altria Stock	1,086,157			1,086,157
PMI Stock	810,518			810,518
Mondelēz Stock	75,596			75,596
KFG Stock	45,048			45,048
Cash and cash equivalents	17,641			17,641

Sub-total Master Trust B	2,034,960	—	—	2,034,960

Total investment assets at fair value	$2,232,881	$2,212,815	$399	$4,446,095

6.	Related Party Transactions
Master Trust B includes participant investments in Altria Stock. During the years ended 2013 and 2012, Master Trust B participant purchases of Altria Stock were approximately $494 million and $551 million, respectively, and participant sales of Altria Stock were approximately $527 million and $505 million, respectively. Master Trust A investments include common/collective trusts managed by SSgA, an affiliate of State Street. State Street is a trustee as defined by the Plan. The investment balance in these common/collective trusts was approximately $439 million and $340 million as of December 31, 2013 and 2012, respectively. These investments and transactions in these investments do not constitute prohibited transactions under ERISA.

7.	Plan Termination
The Board of Directors of Altria Group, Inc. (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the company contribution, supplemental company contribution and/or company match contributions to the Plan or to terminate the Plan. The Board has delegated to the Corporate Employee Benefit Committee of Altria Group, Inc. and the Administrator the right to amend the Plan, provided that the first year cost of such amendment does not exceed specified dollar limits. Each other Participating Company has the right to terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

8.	Tax Status
By letter dated September 16, 2013, the Internal Revenue Service has determined that the Plan constitutes a qualified plan under Section 401(a) of the Code and the related Master Trusts are, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Administrator believes that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes or uncertain tax positions have been included in the Plan’s financial statements.

9.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2013 and 2012 (in thousands of dollars):

	2013	2012
Net assets available for benefits per the financial statements	$3,688,412	$3,378,648
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	19,025	43,386
Net assets available for benefits per the Form 5500	$3,707,437	$3,422,034

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2013 (in thousands of dollars):

2013
Change in net assets available for benefits per the financial statements	$309,764
Adjustment for the net change in contract value of fully benefit-responsive investment contracts	(24,361)
Change in net assets available for benefits per the Form 5500	$285,403

Deferred Profit-Sharing Plan for Salaried Employees
Schedule H - Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2013

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments Are Included ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$1,856		$1,856

Deferred Profit-Sharing Plan for Salaried Employees
Schedule H - Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Altria Client Services Deferred Profit-Sharing Master Trust	Master Trust	n/a	$2,088,485,554

*	Altria Client Services Deferred Profit-Sharing Trust for Altria Stock and Non-Altria Stock	Master Trust	n/a	$1,540,622,517

*	Notes receivable from participants	Interest rates range from 3.25% to 10.0% Maturity dates through 2038	n/a	$28,548,642
* indicates party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President, Compensation, Benefits and HR Services of Altria Client Services Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES

By	/s/ RODGER W. ROLLAND
Rodger W. Rolland, Vice President, Compensation, Benefits and HR Services, Altria Client Services Inc.
Date: June 20, 2014